# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Incannex Healthcare Inc., CIK 0001873875
CUSIP: 45333L106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 105, 8 Century Circuit, Norwest, NSW, Australia (C3), 2153
Date of event which requires filing of this statement: 03/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,929,015; shared voting power 0; sole dispositive power 1,929,015; shared dispositive power 0; aggregate amount beneficially owned 1,929,015 (7% of the class)

## Item 1. Issuer
Name of issuer: Incannex Healthcare Inc.
Address of issuer's principal executive offices: Suite 105, 8 Century Circuit, Norwest, NSW 2153, Australia

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,929,015

The amounts in Row (5), (7) and (9) represent 1,929,015 shares of Common Stock. The amounts do not include 1,929,015 Series A Common Warrants, which are subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 27,546,753 Common Stock outstanding, comprised of 17,859,708 Common Stock outstanding as of February 14, 2025, based on the Issuer's Quarterly Report on Form 10- Q for the quarter ended December 31, 2024 and 9,687,045 shares of Common Stock issued in connection with the offering based on the Current Report on Form 8-K filed on March 10, 2025 with the Securities and Exchange Commission.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 7.00
Sole power to vote or to direct the vote: 1,929,015
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,929,015
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (03/13/2025)